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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 0-4597

                           NOTIFICATION OF LATE FILING

    (Check One):  [ ] Form 10-K  [ ] Form 11-K [ ] Form 20-F  [X] Form 10-Q
[ ] Form N-SAR

For Period Ended:          March 31, 1995
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[ ] Transition Report on Form 10-K        [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F        [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:
                                                   ----------------------------

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                         PART I. REGISTRANT INFORMATION

Full name of registrant    Forest Oil Corporation
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Former name if applicable

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Address of principal executive office (STREET AND NUMBER)

1500 Colorado National Building, 950 -17th Street
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City, State and Zip Code   Denver, Colorado 80202
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                        PART II.  RULE 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


                                       1.

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[ X ]   (b) The subject annual report, semi-annual report, transition report on
        Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]   (c)  The accountant's statement or other exhibit required by Rule
        12b-25(c) has been attached if applicable.


                              PART III.  NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          The Registrant is unable to file its Quarterly Report on Form 10-Q for the three months ended March 31, 1995 by May 15, 1995. The Registrant is currently involved in negotiations relating to a private equity transaction and the restructuring of a loan. Due to the accounting and reporting issues involved, as well as the time spent on the preparation of the Registrant's Form 10-K, which was filed under an extended filing on April 17, 1995 and was subsequently amended on May 1, 1995, the Registrant is not able to complete its Quarterly Report on Form 10-Q for the three months ended March 31, 1995 by the required due date. The Registrant anticipates resolving the accounting and financial reporting issues and filing its Form 10-Q for the quarter ended March 31, 1995 as soon as practicable, but in no event later than Monday, May 22, 1995.


                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     Joan C. Sonnen, Controller                      (303)  592-2455
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             (Name)                            (Area Code) Telephone number

     (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [ X ] Yes    [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [   ] Yes    [ X ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

                             Forest Oil Corporation
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereto duly authorized.

Date     May 15, 1995               By
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                                        Name:  Daniel L. McNamara
                                        Title: Corporate Counsel and Secretary


                               2.